SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                          Amendment No. 7
                      Intercargo Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             45844C108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
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(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                      New York, New York l0112

                         August 12, 1997
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(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)


                        Page 1 of 13 Pages

CUSIP No.45844C108
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1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. or IRS Identification           IRS No. 95-6069054
    Nos of Above Persons            (b)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570

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2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
    (See Instructions)
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3)  SEC use Only
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4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
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5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
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               (7)  Sole Voting
Number              Power                  1,899,223
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       1,899,223
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
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11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        1,899,223
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12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)

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13)  Percent of Class Represented
     by Amount in Row (11)                  24.8%
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14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC

Item 1. Security and Issuer.
       -------------------

     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Intercargo Corporation
("Intercargo"). The principal executive offices of Intercargo are located at 1450 American Lane, Schaumburg,
Illinois 60173.

Item 2.  Identity and Background.
        ------------------------

     This statement is filed by Orion Capital Corporation
("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York
10020, and one of its wholly-owned subsidiaries,  Security
Insurance Company of Hartford ("SICH"), a Connecticut cor-poration. The principal offices of SICH are located at 9
Farm Springs Road, Farmington, Connecticut 06032. Orion owns all of the outstanding capital stock of SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets.
     This statement amends Items 2 and 4 of the Schedule
13D dated September 14, 1993, as amended by Amendment No.
1 dated January 3, 1994, by Amendment No. 2 dated March 2,

1995, by Amendment No. 3 dated April 23, 1996, by Amendment
No. 4 dated May 9, 1996, by Amendment No. 5 dated July 24, 1996 and by Amendment No. 6 dated November 18, 1996, each filed with the Commission by Orion and SICH, by revising such items in accordance with the information contained herein.
     The executive officers and directors of Orion and SICH, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Appendix A hereto.
    Each of the persons listed in Appendix A hereto is a citizen of the United States, except for Gordon F. Cheesbrough, Graham A.
Addington and Aileen Ekmekjian who are citizens of Canada.   Graham
A. Addington, who has dual citizenship, is also a citizen of the
United Kingdom.   Neither Orion nor any of the Subsidiaries, nor to
their best knowledge, any executive officer or director of Orion or any of the Subsidiaries has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
                              - 4 -




Item 4.  Purpose of Transaction.
         ------------------------

     Pursuant to a letter agreement dated August 12, 1997, Orion and Intercargo have amended their agreement dated September 13, 1993 with respect to Orion's ownership of Intercargo Common Stock. The amendment increases Orion's limitation on the maximum percentage ownership of Intercargo's outstanding Common Stock from approximately 25% to 35%. In addition, Orion agreed that after June 30, 2000 and for a period of five years thereafter, Orion and its controlled subsidiaries would not beneficially own, in the aggregate, shares of Intercargo Common Stock representing more than 49% of the outstanding Common Stock of Intercargo.

                         Signatures
                         -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    ORION CAPITAL CORPORATION


                    By:/s/ Raymond J. Schuyler
                       ----------------------------
                       Senior Vice President
                       and Chief Investment Officer



                    SECURITY INSURANCE COMPANY OF HARTFORD


                    By:/s/ Raymond J. Schuyler
                       ---------------------------
                       Senior Vice President
                       and Chief Investment Officer




Dated:  August 13, 1997

                         APPENDICES


APPENDIX                                          PAGE

  A            Names, addresses and principal       8
               occupations of Executive Officers
               and Directors of Orion and SICH

                        APPENDIX A

                                             Principal Occupation
Name and Address                        or Employment
----------------                        ------------------------
W. Marston Becker (1--2)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
9 Farm Springs Road                     Orion and SICH
Farmington, CT 06032

Gordon F. Cheesbrough (1)               Chairman and Chief
Scotia Capital Markets                  Executive Officer,
40 King Street West                     ScotiaMcLeod, Inc.,
Scotia Plaza, 66th Floor                Canadian investment
Toronto, Ontario M5W 2X6                dealers
Canada

Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue                      Manhattan Company,
New York, New York, l0022               investment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Victoria R. Fash (1)                    Executive Vice President
Cognizant Corporation                   and Chief Financial
200 Nyala Farms Road                    Officer of Cognizant
Westport, Connecticut 06880             Corporation


Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company Company             Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company


Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron
                                        Inc.
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(l)  Director of Orion
(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

James K. McWilliams (l)                 Proprietor of McWilliams
2288 Broadway                           & Company and General
San Francisco, California 94115         Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1)                   Senior Executive
87 Farm Lane                            Consultant to Orion
South Dennis, Massachusetts 02660



William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship,
Laughlintown, Pennsylvania 15655        Graduate School of
                                        Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh
                                        a non-profit corporation
                                        encouraging and support-
                                        ing entrepreneurial
                                        businesses


Roger B. Ware (1)                       Senior Consultant to
Guaranty National Corporation           Guaranty National
9800 South Meridian Boulevard           Corporation
Englewood, CO 80112


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(l)  Director of Orion

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond W. Jacobsen (2)                 Senior Vice President
EBI Companies                           of Orion, and SICH
500 Park Boulevard
Itasca, IL 60143


Daniel L. Barry (2)                     Senior Vice President and
Orion Capital Corporation               Chief Financial Officer
9 Farm Springs Road                     of Orion and SICH
Farmington, Connecticut 06032



Michael P. Maloney, Esq. (2)            Senior Vice President,
Orion Capital Corporation               General Counsel and
600 Fifth Avenue                        Secretary of Orion,
New York, New York l0020                and Senior Vice
                                        President, Chief Legal
                                        Officer and Assistant
                                        Secretary of SICH




William G. McGovern                     Senior Vice President and
Orion Capital Corporation               Chief Actuary of Orion;
9 Farm Springs Road                     Senior Vice President and
Farmington, Connecticut 06032           Chief Actuary of SICH



Vincent T. Papa (2)                     Senior Vice President
Wm. H. McGee & Co., Inc.                of Orion and Senior
Four World Trade Center                 Vice President of SICH
Suite 6274
New York, New York 10048



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(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond J. Schuyler (2)                 Senior Vice President and
Orion Capital Corporation               Chief Investment Officer
600 Fifth Avenue                        of Orion and Senior
New York, New York 10020                Vice President-Invest-
                                        ments of SICH



Lawrence D. Nolen                       Vice President of SICH
Orion Capital Companies
312 Farmington Avenue
Farmington, Connecticut 06032


Eva Schlehofer                          Vice President of SICH
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of Orion and
Farm Springs Road                       SICH
Farmington, Connecticut 06032


Stephen M. Mulready (2)                 Vice President of Orion;
Orion Capital Companies                 Vice President of SICH
9 Farm Springs Road
Farmington, Connecticut 06032


Thomas M. Okarma (2)                    Vice President of Orion;
DPIC Companies                          Vice President of SICH
2959 Monterey/Salinas Highway
Monterey, California 93940

Robert T. Claiborne                     Vice President, Portfolio
Orion Capital Corporation               Manager and Director of
600 Fifth Avenue                        Research of Orion and
New York, New York 10020                SICH

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(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Claudia F. Lindsey                      Vice President of Orion
9 Farm Springs Road                     and Vice President-
Farmington, Connecticut 06032           Business Development of
                                        SICH


Victor L. Matthews                      Vice President and
Orion Capital Corporation               Controller of Orion
600 Fifth Avenue
New York, New York 10020


David B. Semeraro                       Vice President of Orion
Orion Capital Companies                 and Vice President and
9 Farm Springs Road                     Chief Information Officer
Farmington, Connecticut 06032           of SICH



Kevin W. Sullivan                       Vice President and
Orion Capital Corporation               Assistant Chief Invest-
600 Fifth Avenue                        ment Officer of Orion
New York, New York 10020                and SICH



William M. Beers                        Vice President and
DPIC Companies                          Assistant Secretary of
2959 Monterey/Salinas Highway           SICH
Monterey, California 93940


Leland H. Beman                        Vice President of SICH
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Anne Campbell                          Vice President of SICH
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Thomas A. Clark                        Vice President of Orion
Capital Companies                      and SICH
9 Farm Springs Road
Farmington, Connecticut 06032



Richard C. Tardif                      Vice President of SICH
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Peter M. Vinci                         Vice President and
Orion Capital Companies                Controller of SICH
9 Farm Springs Road
Farmington, Connecticut 06032


James W. Webb                          Vice President of SICH
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Graham A. Addington                     Vice President of SICH
DPIC Companies
155 University Avenue
Toronto, Ontario M5H 3B7
Canada


David J. Vermeulen                     Vice President of SICH
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Florence E. Whitmore                   Vice President of SICH
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940